# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Alpha Metallurgical Resources, Inc., CIK 0001704715
CUSIP: 020764106
Title of class of securities: Common Stock, Par Value $0.01 Per Share
Address of issuer's principal executive offices: 340 Martin Luther King Jr. Blvd., Bristol, Tennessee (TN), 37620
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001616667

## Reporting persons
- Pacer US Small Cap Cash Cows ETF: type of reporting person: investment company (IV); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 745,835; sole dispositive power 0; shared dispositive power 745,835; aggregate amount beneficially owned 745,835 (5.73% of the class)
- Pacer US Small Cap Cash Cows Growth Leaders ETF: type of reporting person: investment company (IV); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 388; sole dispositive power 0; shared dispositive power 388; aggregate amount beneficially owned 388 (0% of the class)
- Pacer Advisors, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Pennsylvania (PA); sole voting power 0; shared voting power 746,223; sole dispositive power 0; shared dispositive power 746,223; aggregate amount beneficially owned 746,223 (5.73% of the class)
- Joe M. Thomson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 746,223; sole dispositive power 0; shared dispositive power 746,223; aggregate amount beneficially owned 746,223 (5.73% of the class)

## Item 1. Issuer
Name of issuer: Alpha Metallurgical Resources, Inc.
Address of issuer's principal executive offices: 340 Martin Luther King Jr. Blvd., Bristol, Tennessee, 37620

## Item 2. Person Filing
Name of person filing:
This statement is filed by Pacer US Small Cap Cash Cows ETF and Pacer US Small Cap Cash Cows Growth Leaders ETF, each a series of Pacer Funds Trust, a Delaware statutory trust (together, the Funds), Pacer Advisors, Inc., a Pennsylvania corporation (the Adviser), and Joe M. Thomson (Mr. Thomson) (Mr. Thomson together with the Funds and the Adviser, collectively, the Reporting Persons and each a Reporting Person), with respect to shares of common stock, par value $0.01 per share (Common Stock), of Alpha Metallurgical Resources, Inc., a Delaware corporation (the Issuer).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed May 2, 2025 with this Schedule 13G as Exhibit 99.2, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is 500 Chesterfield Parkway Malvern, Pennsylvania 19355.
Citizenship: The Funds are series in a Delaware statutory trust, the Adviser is a Pennsylvania corporation, and Mr. Thomson is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), investment company (IV)

## Item 4. Ownership
Amount beneficially owned: The Funds are registered under the Investment Company Act of 1940, as amended, and own directly 746,223 shares of Common Stock. The Adviser is registered under the Investment Advisers Act of 1940, as amended, and serves as the investment adviser to the Funds. Pursuant to the investment advisory agreement with the Funds, the Adviser maintains discretionary investment and voting authority with respect to 746,223 shares of Common Stock held by the Funds. Mr. Thomson is the majority stockholder of the Adviser and may be deemed to be the beneficial owner of the shares of Common Stock held by the Funds. Each of the Adviser and Mr. Thomson disclaims beneficial ownership of the shares of Common Stock held by the Funds. The percentages used herein are calculated upon 13,016,390 shares of common stock issued and outstanding as of December 31, 2024, pursuant to information supplied by the Issuer.
Percent of class: Fund: 5.73%; Adviser: 5.73%; Mr. Thomson 5.73%
Sole power to vote or to direct the vote: Fund: 0; Adviser: 0; Mr. Thomson: 0
Shared power to vote or to direct the vote: Fund: 746,223; Adviser: 746,223; Mr. Thomson: 746,223
Sole power to dispose or to direct the disposition: Fund: 0; Adviser: 0; Mr. Thomson: 0
Shared power to dispose or to direct the disposition: Fund: 746,223; Adviser: 746,223; Mr. Thomson: 746,223

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Joint Agreement

## Signatures
- Pacer US Small Cap Cash Cows ETF: /s/ Joe M. Thomson, Joe M. Thomson, Chairman and President (05/02/2025)
- Pacer US Small Cap Cash Cows Growth Leaders ETF: /s/ Joe M. Thomson, Joe M. Thomson, Chairman and President (05/02/2025)
- Pacer Advisors, Inc.: /s/ Joe M. Thomson, Joe M. Thomson, President (05/02/2025)
- Joe M. Thomson: /s/ Joe M. Thomson, Joe M. Thomson (05/02/2025)